LIBERTY STAR URANIUM & METALS CORP.

March 10, 2015

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC  20549
USA

Attention:	Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining

Dear Sirs:

Re: Liberty Star Uranium & Metals Corp. (the “Company”) Form 10-K for the Fiscal Year Ended January 31, 2014 Filed May 16, 2014 Response dated February 12, 2015 File No. 000-50071

We acknowledge receipt of your letter dated March 2, 2015.  Further to our legal counsel, Bernard Pinsky’s telephone conversation with Blaise Rhodes of your office, we expect to provide a response to your comments by no later than March 31, 2015.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Bernard Pinsky of Clark Wilson LLP at (604) 643-3153.

Yours very truly,

/s/ James Briscoe

James A. Briscoe,
Chief Executive Officer
Liberty Star Uranium & Metals Corp.